WHX RESPONDS TO HANDY & HARMAN'S REJECTION
                        OF ITS $30 PER SHARE TENDER OFFER
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                  New York --  January  6,  1998 -- WHX  Corporation  (NYSE:WHX)
announced today that it is disappointed with Handy & Harman's (NYSE:HNH) recent rejection of WHX's $30 per share tender offer to acquire any and all shares of Handy & Harman. What is surprising, however, is the lack of any communication from Handy & Harman or its financial adviser seeking to open a dialogue as to how to best achieve an outcome which would be in the best in the interests of Handy & Harman's shareholders.

                  WHX wishes to clarify that prior to commencement of its tender offer, based on disclosures over the past few years in Handy & Harman's public filings, WHX was well aware of the existence of overfunding in Handy & Harman's pension plans and the market value of the precious metal inventory. In fact, WHX had already taken these asset categories into account in arriving at its $30 per share tender offer price. From WHX's perspective Handy & Harman has yet to provide any new information which would warrant a change in that view.

                  WHX announced today that based on Handy & Harman's rejection of WHX's tender offer and the absence of any communication from the company or its financial adviser, WHX is not inclined to extend the January 16, 1998 expiration date of its tender offer or to change the price.



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                  WHX also announced that the Hart-Scott pre-merger notification waiting period has expired.

                  Shareholders of Handy & Harman should recognize that the Rights Condition and the Business Combination Condition described in WHX's tender offer materials will not prevent WHX from purchasing less than 20% of Handy & Harman's outstanding shares in the tender offer or otherwise (including the 4.9% already owned by WHX).


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